

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

<u>Via E-mail</u>
Joseph Wade
President
Capall Stables, Inc.
205 Ave Del Mar #974
San Clemente, CA 92674

> **Re: Capall Stables, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 18, 2013**
> **File No. 333-185664**

Dear Mr. Wade:

　　We have reviewed your responses to the comments in our letter dated April 10, 2013 and have the following additional comments.

Executive Compensation, page 36

1. Please revise the summary compensation table to include the $32,000 worth of common stock awarded to Mr. Wade on October 10, 2012 for services rendered.

Report of Independent Registered Public Accounting Firm, page F-2

2. The accountant's report should be updated to make reference to the restatement described in Note 6. The accountant's consent should be similarly updated.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor